Exhibit 99.1

N E W S      R E L E A S E

Siyata Public Safety Reseller Expands Offering to Integrate Push-to-Talk
(PTT) Over Cellular App with SD7 Handset

Tango Tango PTT Radio App is Trusted by More Than 500 Public Safety Agencies

VANCOUVER, BC / ACCESSWIRE / August 7, 2023 / Siyata Mobile Inc. (Nasdaq:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced that Tango Tango, a leading provider of critical Push-to-Talk (PTT) communications solutions and an existing reseller of Siyata products, will offer its public safety focused app on Siyata Mobile’s SD7 Handset along with related SD7 accessories.

Marc Seelenfreund, CEO of Siyata, stated, “We are excited to expand our relationship with Tango Tango and for them to market our industry leading SD7 Handset equipped with their proprietary PTT application. Tango Tango primarily serves the first responder, education and healthcare markets, and its application integrates seamlessly with our SD7 Handset providing us with yet another channel to grow our business and increase our market share.”

Headquartered in Huntsville, Alabama, Tango Tango is the sole PTT provider that allows organizations to connect with their teams using their existing communications infrastructure while enabling rich and innovative features that expand their reach beyond what was traditionally thought possible and ensuring clear, consistent and secure communications anytime and anywhere.

Beck Mitchell, VP Partnerships & Business Development of Tango Tango commented, “Tango Tango has built one of the industry’s most reliable PTT apps for public safety. Deploying our app across Siyata’s SD7 handsets will undoubtedly further our stated goals of improving our customers’ effectiveness, speed, security, convenience and clarity of communications. We have already begun rolling out the bundled solution to customers in the education space, a key vertical for us.”

For additional information about Tango Tango, please visit https://tangotango.net/.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices, cellular booster systems, and video monitoring solutions. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

For its video monitoring system, Siyata integrates software that we license with off-the-shelf hardware providing our customers with an integrated advanced camera system for management and visual monitoring of their fleet vehicles.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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